UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2009

SOUTHERN STAR CENTRAL CORP.
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(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4700 Highway 56, Owensboro, KY 42301	42301
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (270) 852-5000

Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 C.F.R. 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 C.F.R. 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 C.F.R. 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 C.F.R. 240.13e-4(c))

Item 5.02.   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On April 8, 2009, Pierre Lambert, 47, was elected to the Board by written consent of the Board of Directors of Southern Star to replace Renaud Faucher. Mr. Lambert, joined Caisse de dépôt et placement du Quebec in October 2005 as Director, Investments in the private equity group. He worked in the corporate debt team and then joined the Infrastructure and Energy team in 2008. He is responsible for managing investments related to the Energy sector such as Oil and Gas exploration, development and production as well as energy infrastructure (power and pipelines). From 1989 to 1993, Mr. Lambert worked as corporate account manager for the Royal Bank of Canada. From 1993 to 1996, Mr. Lambert worked as a credit director for Bombardier Capital. From 1996 to April 2004, Mr. Lambert held different positions within the finance department of Pratt & Whitney Canada, first by managing the credit department and then working as director of finances for the after sales network and VP of PWC Leasing Inc. Mr. Lambert holds a B.S. from Sherbrook University in Civil Engineering and a M.B.A. from the European School of Business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date: April 15, 2009

/s/ Susanne W. Harris
Susanne W. Harris
Vice President, Chief Financial Officer and Treasurer